Consent of William J. Lewis

The undersigned hereby consents to the use of and reference to my name and the scientific and technical information I am responsible for in the documents which are filed with or incorporated by reference in the Registration Statement on Form 40-F of Mako Mining Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ William J. Lewis
William J. Lewis

Dated: March 18, 2026